Exhibit 28(b)
                                  NEWS RELEASE

For Release Tuesday, June 13, 1995

                         ONE-FOR-TEN REVERSE STOCK SPLIT
                  APPROVED BY AMERICAN EXPLORATION STOCKHOLDERS

       Houston, TX -- American Exploration Company announced today that a one-for-ten reverse stock split had been approved by shareholders at the annual meeting held earlier today. The proposal was approved by approximately 96% of shares voting in person or by proxy. The reverse stock split will be effective at the close of business today, June 13, 1995.

       Commenting on the reverse stock split, Mark Andrews, Chairman and Chief Executive Officer said, "The results of the shareholder vote indicate strong support in favor of the reverse stock split. We feel there are several benefits from the reverse stock split, including: (1) the potential for trading in American stock among firms which restrict solicitation of orders for low priced stocks, (2) eligibility for margin loans, (3) the potential for expanded research coverage and (4) lower commission costs as a percentage of share price."

       American Exploration Company is an independent oil and gas company with operations focused in the onshore Gulf Coast and offshore in the Gulf of Mexico. American's common and preferred stock is traded on the American Stock Exchange under the symbols AX and AX.PR.C.

Contact:
       Frank Murphy
       Vice President, Corporate Finance
       (713) 756-6269